Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL OMB Number: 3235-0104
Washington, D.C. 20549	Expires: Pending estimated average burden hours per response 0.5

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
1. Name and address of Reporting Person*			2. Date of Event Requiring Statement (Month/Day/Year) February 2002			4.Issuer Name and Ticker or Trading Symbol MeadWestvaco MWV
(Last) TATAR	(First) JEROME	(Middle) F.	3. IRS Identification Number of Reporting Person, if an entity (Voluntary)		5. Relationship of Reporting Person(s) to Issuer (Check all applicable)	6. If Amendment, Date of Original (Month/Day/Year)
(Street) One High Ridge Park					X Director X Officer (give title below) _ 10% Owner _ Other (specify below) Chairman	7. Individual or Joint/Group Filing (Check Applicable) _X_ Form filed by One Reporting Person ___Form Filed by More than One Reporting Person
(City) Stamford,	(State) CT	(Zip) 06905	Table I --- Non-Derivative Securities Beneficially Owned
1. Title Security (Instr. 4)			2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Common Stock (a)			77,387.000	D
Common Stock (a)			4,728.732	I	Employee Stock Plan

Table II ---Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options convertible securities
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Underlying Securities (Instr. 3 and 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Employee Stock Option Plan (Limited Rights)	2/24/94	2/24/03	Common Stock (a)	18,673	$20.9661	D
Employee Stock Option Plan (Limited Rights)	2/23/95	2/23/04	Common Stock (a)	16,107	$21.5385	D
Employee Stock Option Plan (Limited Rights)	6/23/95	6/23/05	Common Stock (a)	20,748	$21.2071	D
Employee Stock Option Plan (Limited Rights)	2/22/96	2/22/05	Common Stock (a)	18,385	$26.2076	D
Employee Stock Option Plan (Limited Rights)	2/21/97	2/21/06	Common Stock (a)	23,197	$25.5750	D
Employee Stock Option Plan (Limited Rights)	4/25/97	4/25/06	Common Stock (a)	31,122	$27.1415	D

Employee Stock Option Plan (Limited Rights)	6/27/99	6/27/06	Common Stock (a)	12,003	$24.7918	D
Employee Stock Option Plan (Limited Rights)	2/26/98	2/26/07	Common Stock (a)	93,365	$28.5572	D
Employee Stock Option Plan (Limited Rights)	2/26/00	2/26/07	Common Stock (a)	6,536	$28.5572	D
Employee Stock Option Plan (Limited Rights)	10/31/98	10/31/07	Common Stock (a)	51,870	$29.8224	D
Employee Stock Option Plan (Limited Rights)	2/25/99	2/25/08	Common Stock (a)	155,609	$32.9855	D
Employee Stock Option Plan (Limited Rights)	2/24/00	2/24/09	Common Stock (a)	140,047	$28.7380	D
Employee Stock Option Plan (Limited Rights)	2/24/02	2/24/09	Common Stock (a)	4,641	$28.7380	D
Employee Stock Option Plan (Limited Rights)	2/23/01	2/23/10	Common Stock (a)	98,552	$30.2442	D
Employee Stock Option Plan (Limited Rights)	2/23/03	2/23/10	Common Stock (a)	3,816	$30.2442	D

Employee Stock Option Plan (Limited Rights)	6/27/02	6/27/11	Common Stock (a)	114,113	$26.1570	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses: (a) Rights (the "Rights") are attached to shares of Common Stock. One Right entitles the registered owner to purchase from MeadWestvaco a unit consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock, without par value. The Rights will detach and be exercisable and transferable apart from the Common Stock ten days after a person (1) acquires beneficial ownership of 15% or more of the outstanding shares of Common Stock or (2) commences a tender or exchange offer which, upon its consummation, would result in such person beneficially owning 15% or more of the outstanding shares of Common Stock. Unless either of these events occurs, the Rights are deemed represented by the Common Stock certificates and no separate trading market exists for the Rights.

*If the form is filed by more than one reporting person, see instruction 5(b)(v).
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Jerome F. Tater **Signature of Reporting Person	2/15/02 Date:

Note: Files three copies of this Form, one of which must be manually signed. If space is insufficient, See instruction 6 for procedure.